Exhibit (h)(4)(vii)

September 29, 2020

Loomis Sayles Funds II (the “Trust”)

888 Boylston Street

Boston, MA 02199

Re: Reimbursement of Class N Transfer Agency Fees

Ladies and Gentlemen:

Natixis Advisors, L.P. notifies you that it will reimburse the Class N shares of the following Fund for any and all transfer agency expenses attributable to accounts admitted to Class N via a prospectus provision that allows Natixis Distribution, L.P., at its sole discretion, to waive the investment minimum for accounts as to which the relevant financial intermediary has provided assurances, in writing, that the accounts will be held in omnibus fashion beginning no more than two years following the establishment date of such accounts in Class N. Such reimbursement will be in effect during the period September 29, 2020 to January 31, 2022.

Fund Name
Loomis Sayles Credit Income Fund

During the period covered by this agreement, the expense reimbursement arrangement set forth above may only be modified by a majority vote of the “non-interested” Trustees of the Trust.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating the Fund’s net asset value per share, and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Natixis Advisors, L.P.

By Natixis Distribution Corporation,
its general partner

By:	/s/ Russell Kane
Name: Russell Kane
Title: Executive Vice President, General Counsel, Secretary and Clerk